Exhibit 21.1

List of  Subsidiaries

Name	Place of incorporation
EMI Holding, Inc.	Delaware
Emmaus Medical, Inc.	Delaware
Emmaus Medical Japan, Inc.	Japan
Newfield Nutrition Corporation	Delaware
Emmaus Medical Europe Limited	United Kingdom
Emmaus Medical Europe Limited	Ireland
Emmaus Life Sciences, Co. Ltd.	Korea
EJ Holdings, Inc. (40% consolidated under the Variable Interest Entity Model)	Japan